VIDEO TRANSCRIPTIONS

Issuer: Sharp Shooters Global, LLC.
Media Location: Top of Campaign (swipeable media)

Video 1 (TheClub Business Model)

Darrel Frater: What's up family my name is Darrell Frater I'm the founder CEO of the club the new way to find and support live DJs and Virtual parties. Djs are the bread-and-butter of the app I'm in more focusing on how do we make you more money and support your DJ career so you're going to make money primarily in the beginning by fans coming in I call them clubbers so that's the name i give them the people that are viewing and partying with in the app the clubbers tip the djs. And your able to get thousands of dollars.very quickly. Ive seen it happen. on Instagram with DJ D-Nice he recently had a fundraiser and I literally watched his stream donations go from 0 to 60 K in about an hour that was for donating to a cause but I'm sure that similar economics are going to be the same for just supporting a dj. Down the line there are going to be many different streams of revenue I bring in.with strategic partnerships Licensing, merch, even have private events where they can get booked and paid for for private DJ sets where someone can pay and book you virtually from a far and you can pretty much dj to anyone in the world so not only do you get the public revenue but people can join the streaming events to their tvs and their phones. The beauty of it is that when we open back up and people are going to clubs and parties an events, djs all they have to do is put their set up with this app so they can make money at the club and online at the very same time without doing any extra work You really hit the nail on the head. democratizes DJ it levels the playing field where it's the best will get rewarded not just who has the clout or the fame or who knows the whose who. The best is gonna get the talent. The best is going to get rewarded for their skill. Whats up family thank you for watching the video I hope you learned a lot about the club, the app and the business we are building.

Video 2 (Masterclass Interview)
Speaker 1: Uh so here is Darrel Frater the owner of the club app and also the prom social app is with us this morning for his masterclass interview to tell us exactly how he conceived these applications, where he is now and where hes going in the future, thank you so much for being here.

Speaker 2: Thank you so much Stan. Its a pleasure to be here and its been great knowing you for these past couple of weeks and great knowing you man.Thank you for the opportunity and with the club app, the power of livestreaming can do especially in this day of age with covid 19 when were not physically in person but having a livestream thats very interactive where people can connect get together is very powerful,so i sort out to see how can i make that experience into its own business and thats when i went to develop the club app thats live djs and virtual parties app that enables streamers monetize their stream and we do it in a very simple way we

put a simple way for viewers to send tips and for streamers them to cash it out seamlessly in a way for people and entertainers use there ability to entertain and bring in business.

Speaker 1: Beyond the app I also know that you are also working on your MBA. Is entrepreneurship your destination are you looking to build a company, what is the future for Darrel frater.

Speaker 2; Man that's a wonderful question and its something thats being written every single day. And my goal in life is to close the major wealth gap in this country and through entrepreneurship and investing that can be achieved.

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